Harsco Corporation
350 Poplar Church Road
Camp Hill, PA 17011 USA
Phone: 717.763.7064
Fax: 717.763.6424
Web: www.harsco.com

April 10, 2014

CORRESPONDENCE FILING VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:	Terence O’Brien, Accounting Branch Chief
Nudrat Salik, Staff Accountant

Re:	Harsco Corporation
Form 10-K for the Year Ended December 31, 2012
Filed February 26, 2013
Form 8-K
Filed November 26, 2013
Response dated March 3, 2014
File No. 1-3970

Ladies and Gentlemen:
Harsco Corporation, a Delaware corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 26, 2014, with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2012, filed February 26, 2013; Form 8-K (the "Form 8-K"), filed November 26, 2013; and Response dated March 3, 2014.

Below is the Company’s response. For the convenience of the Staff, the Company has repeated the Staff’s comments before the corresponding response. Additionally, the Company has provided a copy of the proposed amended Exhibit 99.1 to the Form 8-K for the Staff's consideration at the end of this response.

Form 8-K Filed November 26, 2013
1. We note your response to comment 1 of our letter dated January 31, 2014. It appears that your pro forma statement of operations does not comply with Article 11 of Regulation S-X in the following ways:

•
The equity interest in the income of the strategic venture reflected in adjustment (i) should be calculated based on the historical statements of operations for the periods being presented in the pro forma statements of operations rather than based on the most recent twelve month period. A more recent twelve month pro forma statement of operations may also be provided when unusual events enter into the determination of results for the most recently completed fiscal year; however, this pro forma statement of operations should be provided in addition to the periods required by Rule 11-02(c)(2) of Regulation S-X. Refer to Rules 11-02(b)(4) and 11-02(c)(4) of Regulation S-X;

•
The historical combined net income for the strategic venture should not be adjusted for items that are not directly attributable to the acquisition of the strategic venture, including goodwill impairment, restructuring charges, debt extinguishment charge, and corporate allocations. Refer to Rule 11-02(b)(6) of Regulation S-X; and

•	Please limit the presentation to only income from continuing operations pursuant to Rule 11-02(b)(5) of Regulation S-X.

Please amend your Form 8-K to revise your pro forma presentation accordingly.

Response:
The Company will amend the Form 8-K and revise pro forma presentation accordingly in the following ways:

•
The equity interest in the income of the strategic venture reflected in adjustment (i) will be calculated based on the historical statements of operations for the periods being presented in the pro forma statements of operations as required by Rule 11-02(c)(2) of Regulation S-X rather than based on the most recent twelve month period. The Company has elected not to provide an additional supplemental pro forma condensed income statement for the most recent twelve month period in accordance with Rule 11-02(c)(4) of Regulation S-X, as the presentation would not yield materially different results;

•
The historical combined net income for the strategic venture will not be adjusted for items that are not directly attributable to the acquisition of the strategic venture, including goodwill impairment, restructuring charges, debt extinguishment charge, and corporate allocations pursuant to Rule 11-02(b)(6) of Regulation S-X; and

•	The Company will limit the presentation to only income from continuing operations pursuant to Rule 11-02(b)(5) of Regulation S-X.

The Company's revised equity interest in the income of the strategic venture has been recalculated as follows:

(in millions)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Net income (loss) attributable to each entity:
Harsco Infrastructure Segment	$—	$—
Brand Energy & Infrastructure Service, Inc.	—	—
Total	—	—
Harsco's approximate 29% interest in strategic venture	29%	29%
	$—	$—

[The Company advises the Staff that the information omitted from the foregoing table is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of such information pursuant to the provisions of 17 C.F.R. § 200.83. This letter will be sent via EDGAR to the Commission as correspondence.]

2. Your response explained there are differences between the Harsco Infrastructure amounts separately reflected in a column in the pro forma statement of operations in your Form 8-K and the Harsco Infrastructure statement of operations amounts used to derive adjustment (i). For example, the net loss reflected in the Harsco Infrastructure column in your pro forma statement of operations for the year ended December 31, 2012, which is being removed to arrive at your pro forma results, is significantly more than the net loss for the year ended December 31, 2012 which is being used to derive adjustment (i). It is not clear why there would be two different sets of Harsco Infrastructure amounts being used for the same periods within your pro forma statements of operations. Please advise or revise as necessary.
Response:
As detailed above, the Company will amend the Form 8-K so that adjustment (i) will be calculated based the historic results of the Harsco Infrastructure Segment as presented in the "Less: Harsco Infrastructure" columns of the unaudited pro forma condensed consolidated statements of operations.

Additional Considerations:
Based on discussions with the Staff, the Staff also inquired of the Company if Section 2025.4 - Significance Implementation - Exchange Transaction (Acquisition and Disposition) of Topic 2: Other Financial Statements Required in the Division of Corporation Finance Financial Reporting Manual ("Section 2025.4") had been considered in regards to the Company's acquired percentage of Brand Energy & Infrastructure Services, Inc. ("Brand").
As part of the Infrastructure transaction and related unaudited pro forma condensed consolidated financial information provided in the Form 8-K, the Company did consider Section 2025.4.
In accordance with Section 2025.4, the Company determined the significance of the acquisition portion of the exchange transaction based on the Company’s acquired percentage of Brand. The results of the significance tests, computed pursuant to Rule 1-02(w) of Regulation S-X, relating to the Company’s acquisition of approximately 29% of Brand were as follows:

Investment Test:	($ in millions)
Numerator - The Company’s investment in and advances to Brand	$313.6
Denominator - The total assets of the Company at December 31, 2012	2,976.0
As calculated	10.5%

Asset Test:	($ in millions)
Numerator - The Company’s proportionate share of the total assets of Brand	$—
Denominator - The total assets of the Company at December 31, 2012	2,976.0
As calculated	—%

Income Test:	($ in millions)
Numerator - The Company’s equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle of Brand	$—
Denominator - The Company’s income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principle (a)	109.1
As calculated	—%
(a) This amount was calculated in accordance with Computational Note 2 to paragraph (w) of Rule 1-02 of Regulation S-X

Determination of Denominator for Income Test:	($ in millions)
Income from continuing operations before income taxes and equity income plus equity income less noncontrolling interest:
2012 (b)	$—
2011	40.4
2010	15.2
2009	152.3
2008	337.4
Total	$545.3

Five-year average	$109.1

10% Lower than five-year average	$98.2
(b) Omitted per Rule 1-02, Computation Note 2

[The Company advises the Staff that the information omitted from the foregoing table is being provided under separate cover by the Company. By separate letter, the Company has requested confidential treatment of such information pursuant to the provisions of 17 C.F.R. § 200.83. This letter will be sent via EDGAR to the Commission as correspondence.]

Because none of the significance tests exceeded 20%, the Company determined that Brand's financial statements were not required to be presented in accordance with Section 2025.4.

* * *
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please do not hesitate to contact the undersigned at 717-730-3681.

Very truly yours,

/s/ F. Nicholas Grasberger
F. Nicholas Grasberger
Senior Vice President and Chief Financial Officer

Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
On November 26, 2013, Harsco Corporation (the "Company") consummated the previously announced transaction to sell the Company’s Harsco Infrastructure Segment into a strategic venture with Clayton, Dubilier & Rice (“CD&R”) as part of a transaction that combines the Harsco Infrastructure Segment with Brand Energy & Infrastructure Services, Inc. ("Brand"), which CD&R simultaneously acquired (the “Infrastructure Transaction”). The Company has contributed substantially all of the Company’s equity interests in, and the net assets of, the Harsco Infrastructure Segment to the strategic venture in exchange for $300 million in cash, subject to working capital and other adjustments, and an approximate 29% equity interest in the strategic venture. The Company’s approximate 29% equity interest in the strategic venture will be accounted for under the equity method of accounting as prescribed by accounting principles generally accepted in the United States of America.
The following unaudited pro forma condensed consolidated financial information is based on the Company’s historical consolidated financial statements and is intended to provide information about how the Infrastructure Transaction might have affected the Company’s historical consolidated financial statements if it had closed on: January 1, 2012, in the case of the condensed consolidated statement of operations for the year ended December 31, 2012; January 1, 2013, in the case of the condensed consolidated statement of operations for the nine months ended September 30, 2013; and September 30, 2013, in the case of the condensed consolidated balance sheet as of September 30, 2013. The unaudited pro forma condensed consolidated financial information is based on available information and assumptions that the Company believes are reasonable. The unaudited pro forma condensed consolidated financial information is for illustrative and informational purposes only and is not intended to represent or be indicative of what the Company's financial condition or results of operations would have been had the Infrastructure Transaction occurred on the dates indicated. The unaudited pro forma condensed consolidated financial information also should not be considered representative of the Company’s future financial condition or results of operations.
For information with respect to certain items that are and are not reflected in the unaudited pro forma condensed consolidated financial information, please refer to the notes to the unaudited pro forma condensed consolidated financial information.
The unaudited pro forma condensed consolidated financial information should be read in conjunction with the audited consolidated financial statements, including the notes thereto, included in the Company's Annual Report on Form 10-K for the year ended December 31, 2012, and the unaudited condensed consolidated financial statements , including the notes thereto, included in the Company's Quarterly Report on Form 10-Q for the period ended September 30, 2013.

HARSCO CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET

As of September 30, 2013 (In thousands):

	Harsco Historical	Less: Harsco Infrastructure	Infrastructure Transaction Related Adjustments		Pro Forma
ASSETS
Current assets:
Cash and cash equivalents	$115,812	$—	$327,477	a, b, c, e	$443,289
Trade accounts receivable, net	354,121	—	—		354,121
Other receivables	29,627	—	—		29,627
Inventories	176,792	—	—		176,792
Assets held-for-sale	714,986	(714,786)	—		200
Other current assets	74,238	—	8,482	a	82,720
Total current assets	1,465,576	(714,786)	335,959		1,086,749
Property, plant and equipment, net	706,618	—			706,618
Goodwill	428,027	—	—		428,027
Investments	—	—	313,590	a	313,590
Intangible assets, net	54,684	—	—		54,684
Other assets	114,628	—	32,843	a	147,471
Total assets	$2,769,533	$(714,786)	$682,392		$2,737,139
LIABILITIES
Current liabilities:
Short-term borrowings	$274,283	$—	$—		$274,283
Current maturities of long-term debt	7,337	—	—		7,337
Accounts payable	196,530	—	—		196,530
Accrued compensation	53,788	—	—		53,788
Income taxes payable	1,541	—	—		1,541
Dividends payable	16,536	—	—		16,536
Insurance liabilities	13,640	—	—		13,640
Advances on contracts	28,108	—	—		28,108
Liabilities of assets held-for-sale	218,046	(218,046)	—		—
Other current liabilities	150,642	—	28,682	a, d	179,324
Total current liabilities	960,451	(218,046)	28,682		771,087
Long-term debt	787,568	—	—		787,568
Deferred income taxes	8,337	—	—		8,337
Insurance liabilities	42,003	—	—		42,003
Retirement plan liabilities	314,593	—	21,725	d	336,318
Other liabilities	51,248	—	120,095	a	171,343
Total liabilities	2,164,200	(218,046)	170,502		2,116,656
COMMITMENTS AND CONTINGENCIES
HARSCO CORPORATION STOCKHOLDERS’ EQUITY
Preferred stock	—	—	—		—
Common stock	140,224	—	—		140,224
Additional paid-in capital	158,417	—	—		158,417
Accumulated other comprehensive loss	(429,665)	—	—		(429,665)
Retained earnings	1,423,209	(496,740)	511,890	a, b, c, d, e	1,438,359
Treasury stock	(746,046)	—	—		(746,046)
Total Harsco Corporation stockholders’ equity	546,139	(496,740)	511,890		561,289
Noncontrolling interests	59,194	—	—		59,194
Total equity	605,333	(496,740)	511,890		620,483
Total liabilities and equity	$2,769,533	$(714,786)	$682,392		$2,737,139

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

HARSCO CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

Nine Months Ended September 30, 2013 (In thousands, except per share data):

	Harsco Historical	Less: Harsco Infrastructure	Infrastructure Transaction Related Adjustments		Pro Forma
Revenues from continuing operations:
Service revenues	$1,707,658	$(709,800)	$—		$997,858
Product revenues	507,518	—	—		507,518
Total revenues	2,215,176	(709,800)	—		1,505,376
Costs and expenses from continuing operations:
Cost of services sold	1,353,749	(516,020)	100	e	837,829
Cost of products sold	355,555	—	—		355,555
Selling, general and administrative expenses	374,325	(194,043)	10,323	j, k, l	190,605
Research and development expenses	7,457	(2,499)	—		4,958
Long-lived asset impairment charge and transaction costs	253,677	(241,323)	(12,354)	f	—
Other (income) expenses	2,158	3,785	(10,158)	b, c, f, h	(4,215)
Total costs and expenses	2,346,921	(950,100)	(12,089)		1,384,732
Operating income (loss) from continuing operations	(131,745)	240,300	12,089		120,644
Interest income	1,624	(159)	—		1,465
Interest expense	(37,413)	1,106	(7,924)	d, g	(44,231)
Income (loss) from continuing operations before income taxes and equity income	(167,534)	241,247	4,165		77,878
Income tax expense	(27,268)	7,826	(3,646)	b, c, e, f, g, h, j, k, l	(23,088)
Equity in income (loss) of unconsolidated entities, net	1,015	(988)	(63,557)	i	(63,530)
Net income (loss)	(193,787)	248,085	(63,038)		(8,740)
Less: Net income attributable to noncontrolling interests	(7,495)	3,496	—		(3,999)
Net income (loss) attributable to Harsco Corporation	$(201,282)	$251,581	$(63,038)		$(12,739)

Weighted-average shares of common stock outstanding	80,747				80,747
Basic loss per share attributable to Harsco Corporation common stockholders	$(2.49)				$(0.16)

Diluted weighted-average shares of common stock outstanding	80,747				80,747
Diluted loss per share attributable to Harsco Corporation common stockholders	$(2.49)				$(0.16)

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

HARSCO CORPORATION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2012 (In thousands, except per share data):

	Harsco Historical	Less: Harsco Infrastructure	Infrastructure Transaction Related Adjustments		Pro Forma
Revenues from continuing operations:
Service revenues	$2,340,996	$(937,293)	$—		$1,403,703
Product revenues	705,022	—	—		705,022
Total revenues	3,046,018	(937,293)	—		2,108,725
Costs and expenses from continuing operations:
Cost of services sold	1,861,732	(682,409)	133	e	1,179,456
Cost of products sold	487,784	—	—		487,784
Selling, general and administrative expenses	503,339	(260,308)	15,954	j, k, l	258,985
Research and development expenses	9,139	(3,113)	—		6,026
Goodwill impairment charge	265,038	(265,038)	—		—
Other expenses	93,776	(73,972)	(7,779)	b, c, f, h	12,025
Total costs and expenses	3,220,808	(1,284,840)	8,308		1,944,276
Operating income (loss) from continuing operations	(174,790)	347,547	(8,308)		164,449
Interest income	3,676	(2,418)	—		1,258
Interest expense	(47,381)	10,728	(10,565)	d, g	(47,218)
Income (loss) from continuing operations before income taxes and equity income	(218,495)	355,857	(18,873)		118,489
Income tax expense	(35,251)	1,010	5,330	b, c, e, f, g, h, j, k, l	(28,911)
Equity in income (loss) of unconsolidated entities, net	564	—	(94,357)	i	(93,793)
Net income (loss)	(253,182)	356,867	(107,900)		(4,215)
Less: Net (income) loss attributable to noncontrolling interests	(511)	3,140	—		2,629
Net income (loss) attributable to Harsco Corporation	$(253,693)	$360,007	$(107,900)		$(1,586)
Amounts attributable to Harsco Corporation common stockholders:
Income (loss) from continuing operations, net of tax	$(253,693)	$360,007	$(107,900)		$(1,586)
Loss from discontinued operations, net of tax	—	—	—		—
Net income (loss) attributable to Harsco Corporation common stockholders	$(253,693)	$360,007	$(107,900)		$(1,586)

Weighted-average shares of common stock outstanding	80,632				80,632
Basic loss per share attributable to Harsco Corporation common stockholders	$(3.15)				$(0.02)

Diluted weighted-average shares of common stock outstanding	80,632				80,632
Diluted loss per share attributable to Harsco Corporation common stockholders	$(3.15)				$(0.02)

See accompanying notes to the unaudited pro forma condensed consolidated financial information.

HARSCO CORPORATION
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

(1) Explanation of Infrastructure Transaction-related adjustments

(a)	Reflects the net consideration received by the Company related to the Infrastructure Transaction and the associated deferred tax impacts:

(in thousands)	September 30, 2013
Cash (including working capital adjustments)	$323,277
Value of equity method investment	313,590
Deferred tax asset - current (related to unit adjustment liability)	8,482
Deferred tax asset - noncurrent (related to unit adjustment liability)	32,843
Deferred tax liablity - noncurrent (related to book-to-tax basis difference of equity method investment)	(33,665)
Less: Unit adjustment liability at present value - current	(22,320)
Less: Unit adjustment liability at present value - noncurrent	(86,430)
$535,777
The unit adjustment liability represents quarterly payments required to be made by the Company, pursuant to the terms of a limited partnership agreement (the "Partnership Agreement") that governs the operation of the strategic venture, either (at the Company’s election) (i) in cash, with total payments to equal approximately $22 million per year on a pre-tax basis (approximately $15 million per year after tax), or (ii) in kind through the transfer of approximately 2.5% of the Company’s equity interest in the strategic venture to CD&R on an annual basis. The Company’s obligation to make such quarterly payments under the Partnership Agreement will cease upon the earlier of (i) the strategic venture achieving $479 million in last twelve months’ earnings before interest, tax, depreciation and amortization for three quarters, which need not be consecutive, and (ii) eight years after the closing of the Infrastructure Transaction. In addition, upon the initial public offering of the strategic venture, the Company’s quarterly payment obligation will decrease by the portion of CD&R ownership sold and is eliminated completely once CD&R ownership interest in the strategic venture falls below 20%. In the event of a liquidation of the strategic venture, CD&R would be entitled to a liquidation preference of approximately $336 million, plus any quarterly payments that had been paid in kind.

(b)
Reflects the cash receipt by the Company of the $3.8 million deal fee and initial consulting fee as specified by the purchase agreement governing the Infrastructure Transaction (the "Purchase Agreement"), which is to be paid to the Company at closing.

(c)	Reflects the cash receipt by the Company of the $2.5 million transaction cost reimbursement as specified by the Purchase Agreement, which is to be paid to the Company at closing.

(d)
Reflects the present value of accrued pension related liabilities for defined benefit pension plans, excluding the United States and United Kingdom, which the Company is not retaining pursuant to the Purchase Agreement, but is required to fund for the next five fiscal years, as follows:

(in thousands)	September 30, 2013
Other current liabilities	$6,362
Retirement plan liabilities	21,725
$28,087

Accretion of the accrued pension related liabilities for the defined benefit pension plans noted above, had the Infrastructure Transaction closed-on January 1, 2012 and 2013, respectively, was as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Accretion expense related to accrued pension liabilities for defined benefit pension plans	$745	$559

HARSCO CORPORATION
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

(e)
Reflects the $2.1 million cash payment required to be made by the Company at the closing of the Infrastructure Transaction related to retention of properties by the Company that have historically been part of the Harsco Infrastructure Segment. Additionally, depreciation expense related to these properties had the Infrastructure Transaction closed on January 1, 2012 and 2013, respectively, was as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Depreciation expense related to retained properties	$133	$100

(f)	Reflects the reversal of transaction costs associated with the Infrastructure Transaction as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Transaction costs - in the caption Long-lived asset impairment charge and transaction costs	$—	$12,354
Transaction costs - in the caption Other expenses	29	2,770
	$29	$15,124

(g)	Reflects accretion expense of the unit adjustment liability had the Infrastructure Transaction closed on January 1, 2012 and 2013, respectively, as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Accretion of unit adjustment liability	$9,820	$7,365

(h)
Reflects the annual consulting fee received by the Company, which begins to accrue at closing, as specified by the Purchase Agreement, had the Infrastructure Transaction closed on January 1, 2012 and 2013, respectively, as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Annual consulting fee	$1,450	$1,088

(i)	Reflects the Company's approximate 29% equity interest in the income (loss) of the strategic venture had the Infrastructure Transaction closed on January 1, 2012 and 2013, respectively, as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Equity in income (loss) of strategic venture	$(94,357)	$(63,557)

The Equity in income (loss) of strategic venture was based on the information available and determined by combining the unadjusted historic results of the Harsco Infrastructure Segment and Brand for the year ended December 31, 2012 and the nine months ended September 30, 2013, respectively, and applying the Company's approximate 29% equity interest in the strategic venture.

HARSCO CORPORATION
NOTES TO THE UNAUDITED PRO FORMA FINANCIAL INFORMATION

(j)
Reflects net periodic pension cost related to defined benefit pension plans in the United States and United Kingdom which have been retained by the Company pursuant to the terms of the Purchase Agreement. The net periodic pension cost related to these defined benefit pension plans that has historically been included in the the Harsco Infrastructure Segment is as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Net periodic pension cost	$10,149	$5,969

(k)
Reflects decreased depreciation expense associated with certain property, plant and equipment that is included as part of the Infrastructure Transaction, which has historically not been part of the Harsco Infrastructure Segment, had the Infrastructure Transaction closed on January 1, 2012 and 2013, respectively, as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Decreased depreciation expense	$379	$284

(l) Reflects certain corporate overhead costs that have historically been presented in the results of operations of the Harsco Infrastructure Segment, which will continue to be incurred by the Company, as follows:

(in thousands)	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
Corporate overhead expenses included in Harsco Infrastructure Segment	$6,184	$4,638

(2) Items not adjusted in the unaudited pro forma condensed consolidated financial information

(a) The Company has historically provided corporate governance, accounting, human resources, risk management, treasury, tax, internal audit and other support services to the Harsco Infrastructure Segment. As a result of the Infrastructure Transaction, the Company anticipates incurring restructuring charges related to stranded costs associated with the Harsco Infrastructure Segment and a reduction of corporate overhead costs. No adjustment related to these items has been reflected in the unaudited pro forma information.

(b) The Company has not reflected any reduction in interest expense associated with the closing of the Infrastructure Transaction. The Company anticipates reducing the amount outstanding under the Company's multi-year credit facility with the cash proceeds from the Infrastructure Transaction, but has no legal requirement to do so.